Filed by Choice Hotels International, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Wyndham Hotels & Resorts, Inc.

(Commission File No. 001-38432)

Choice Hotels International, Inc. (“Choice”) disseminated the following communications on November 7, 2023, relating to the announcement of Choice’s earnings for the quarter ended September 30, 2023.

Exhibit 1.1:	Press Release issued on November 7, 2023, and filed as Exhibit 99.1 to Choice’s Current Report on Form 8-K with the U.S. Securities and Exchange Commission on November 7, 2023.

Exhibit 1.2:	Transcript of call held on November 7, 2023, announcing earnings for the quarter ended September 30, 2023.

Exhibit 1.3:	Copy of Third Quarter 2023 Investor Presentation.